SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No.____2___)*



                                  Netopia, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    64114K104
--------------------------------------------------------------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)








                                Page 1 of 6 Pages

--------------------                                      ----------------------
CUSIP NO. 0003710131                   13 G                   Page 2 of 6 Pages
--------------------                                      ----------------------

------------ -------------------------------------------------------------------

1            NAME OF REPORTING PERSONS
             SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                      Reese M. Jones ("Jones")
                      Tax ID Number:
------------ -------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a)              (b) x
------------ -------------------------------------------------------------------


3            SEC USE ONLY
------------ -------------------------------------------------------------------

4            CITIZENSHIP OR PLACE OF ORGANIZATION
                      U.S. Citizen
------------ -------------------------------------------------------------------


         NUMBER OF SHARES            5        SOLE VOTING POWER
           BENEFICIALLY                       2,365,218 shares, of which 14,063
  OWNED BY EACH REPORTING PERSON              are shares issuable upon exercise
               WITH                           of a stock option.

                                     -------- ----------------------------------

                                     6        SHARED VOTING POWER
                                              Not Applicable.
                                     -------- ----------------------------------

                                     7        SOLE DISPOSITIVE POWER
                                              2,365,218  shares, of which 14,063
                                              are shares  issuable upon exercise
                                              of a stock option.
                                     -------- ----------------------------------

                                     8         SHARED   DISPOSITIVE   POWER  Not
                                               Applicable.
------------------------------------ -------- ----------------------------------

9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON                                         2,365,218
------------ -------------------------------------------------------------------

10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES*
------------ -------------------------------------------------------------------

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                          16.9%
------------ -------------------------------------------------------------------

12           TYPE OF REPORTING PERSON*
                                                                             IN
------------ -------------------------------------------------------------------

                           *   SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 6 Pages


ITEM 1(a).        NAME OF ISSUER:

                  Netopia, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2740 Mariner Square Loop
                  Alameda, CA  94501

ITEM 2(a).        NAME OF PERSONS FILING:

                  This Statement is filed by Reese M. Jones ("Jones"). The foregoing individual is referred to as the "Reporting Person".

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

                  The address of the principal business office for the Reporting Person is:

                  2470 Mariner Square Loop
                  Alameda, CA  94501

ITEM 2(c)         CITIZENSHIP:

                  Jones is a United States citizen.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e).        CUSIP NUMBER:

                  CUSIP # 64114K104

ITEM 3.           Not Applicable

                                                              Page 4 of 6 Pages


ITEM 4.  OWNERSHIP:

         The following information with respect to the ownership of the Common Stock of the issuer by the person filing this Statement is provided as of December 31, 1998:

          (a)  Amount beneficially owned:

               See Row 9 of cover  page  for the  Reporting Person.


          (b)  Percent of Class:

               See Row 11 of cover  page for the  Reporting Person.


          (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or to direct the vote:

                        See Row 5 of cover page for the Reporting Person.

               (ii)   Shared power to vote or to direct the vote:

                        See Row 6 of cover page for the Reporting Person.

               (iii)  Sole power to dispose or to direct the disposition of:

                        See Row 7 of cover page for the Reporting Person.

               (iv)   Shared power to dispose or to direct the disposition of:

                        See Row 8 of cover page for the Reporting Person.

                                                              Page 5 of 6 Pages


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable

ITEM 10.          CERTIFICATION:

                  Not applicable

                                                              Page 6 of 6 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 1999


                                 /s/ Reese M. Jones
                                 Reese M. Jones